ATTACHMENT

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

1.

Revise the tabular presentation of revenue to disclose the amounts of revenue earned that are attributable to each of the following: wheelchair van sales, wheelchair van services (other than rental), wheelchair van rentals, medical supplies and equipment and medical services. Expand the discussion of Net Revenue to explain the year-to-year differences between each category of revenue presented in the table.

Company Response:

We will revise our tabular presentation of revenues in an amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012 and expand our discussion of revenues to include the year-to-year differences between each category of revenue presented in the table.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

2.

We note your response to comment 2 in our letter dated June 25, 2013. Please revise the revenue recognition policy note to plainly disclose that you recognize revenue related to product sales and the related conversion services after the sales contract is executed or upon delivery to the customer. Please provide us with a draft of your proposed revisions.

Company Response:

We will revise our revenue recognition policy note in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.  We will provide you with a draft of the proposed revision for your review prior to our filing.

3.

Based on your response to comment 2 we note that service revenue is material to your total revenues in 2012. Please separately present revenue from products and services in future filings. To the extent material please further separate service revenue originating from conversions, vehicle rentals and other sources.

Company Response:

We will separately present revenue from products and services in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012. We are performing an analysis of service revenue and will determine whether additional separation is required.

Consolidated Statements of Cash Flows, page F-7

4.

Note that borrowings and payments on the floor plan financing note payable and the revolving credit facility should be recorded on a gross basis in the statement of cash flows unless the original maturity of the note payable or the facility is three months or less. Please refer to ASC 230-10-45-9 and revise the financial statements. Note also that you are not substantively holding or disbursing cash on behalf of your customers. The liquidity section of Management’s Discussion and Analysis should also be revised.

Company Response:

We will present the cash flows from the floor plan financing note and the revolving line of credit on a gross basis in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.  We will also revise the liquidity section of Management’s Discussion and Analysis.

5.

We note your response to comment 6 in our letter dated June 25, 2013. The agreement at exhibit 10.5 of the amended Form 8-K filed May 1, 2012 appears to be a guaranty agreement for the benefit of Mobility Freedom and not the original floor plan financing note. Please advise or provide the floor plan financing note in a periodic report.

Company Response:

We will provide the floor plan financing agreement as an attachment to the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8

6.

In your responses to comment 3 in the letter dated June 25, 2013 and comment 6 in the letter dated May 17, 2013 you stated you neither paid nor received any cash to purchase Mobility Freedom and Ride-Away. In paragraphs 5 and 7 of this footnote you unequivocally disclose the Company paid $1.85 million in cash to selling shareholders of Mobility Freedom and $500,000 in cash to the selling shareholder of Ride-Away. In your amended filings please revise the disclosures to accurately and consistently describe the involvement of a third and related party in financing these acquisitions.

Company Response:

We will revise our cash flow presentation to properly reflect the acquisition of Mobility Freedom and Ride-Away in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.  We will also revise our disclosures to accurately and consistently describe the financing of these acquisitions.

Note 4 – Intangible Property, page F-15

7.

We note your response to comment 7 in our letter dated June 25, 2013. Please describe in detail your process for identifying the intangible assets recorded in your acquisition of Mobility Freedom. Specifically tell us your accounting basis for identifying intangible assets you describe as software, website, location value and infrastructure-procedures manuals and records. In doing so tell us how each asset lacks any physical substance and also satisfies either the separability criterion or the contractual-legal criterion to be an intangible asset. See ASC 805-20-25-10. If, after further reconsideration, you conclude they do not satisfy the criteria to be intangible assets tell us how your consideration to re-allocate these amounts to other assets acquired or goodwill, as applicable.

Company Response:

We are reviewing the accounting basis for identifying the intangible assets related to the Mobility Freedom acquisition.  If we conclude that the amounts allocated to the recorded assets and liabilities were improperly determined, we will adjust these amounts in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.

8.

We note your request that you not be required to disclose the individual major intangible assets by class. ASC 350-20-50- and 30-50 requires specific goodwill and intangible assets disclosures to be included in the footnotes to your financial statements. In the amendment to your Form 10-K please revise to disclose the amounts ultimately assigned to goodwill and major intangible asset classes as well as other applicable requirements in Subtopics 350-20-50- and 30-50.

Company Response:

We will revise our disclosures in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.

Note 6 – Related Party Transactions

9.

Please revise to disclose the nature of the relationship of the related party note issued for $500,000 to acquire Ride-Away and $2 million to acquire Mobility Freedom as well as other applicable disclosures in ASC 850-10-50-1.

Company Response:

We will revise our disclosures in the amendment to the Annual Report on Form 10-K for the Year Ended December 31, 2012.